                                  EXHIBIT 12.1

    Ratio of Earnings to Combined Fixed Charges and Preferred Share dividends
                             (Dollars in thousands)


                                                Nine Months
                                                   Ended                            Years ended
                                                  9/30/98      1997         1996        1995        1994        1993
                                                  -------      ----         ----        ----        ----        ----
Net income                                        $ 1,769     $  (967)    $   293     $   272     $   301     $   180
Add:
   Minority interest (Common Units)                   713          65         --          --          --          --
   Total combined fixed charges and
     Preferred Share dividends
     (from below)                                  10,259       3,639       1,259       1,280       1,107         465
   Preferred Share Dividends included in
     fixed charges                                    (10)        --          --          --          --          --
                                                  -------     -------     -------     -------     -------     -------
Total earnings                                    $12,731     $ 2,737     $ 1,552     $ 1,552     $ 1,408     $   645
                                                  -------     -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------     -------
Combined fixed charges and Preferred
   Share dividends:

   Interest on indebtedness                       $ 7,424     $ 2,855     $ 1,246     $ 1,267     $ 1,098     $   461
   Amortization of debt issuance costs                266          64          13          13           9           4
   Preferred Share dividends                           10      --          --          --          --          --
   Preferred unit distributions                     2,559         720      --          --          --          --
                                                  -------     -------     -------     -------     -------     -------
Total combined fixed charges and Preferred
   Share dividends                                $10,259     $ 3,639     $ 1,259     $ 1,280     $ 1,107     $   465
                                                  -------     -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------     -------
Ratio of earnings to combined fixed charges
   and Preferred Share dividends                     1.24      (A)           1.23         1.21        1.27        1.39
                                                  -------     -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------     -------
Deficiency of earnings                                N/A     $  (902)        N/A         N/A         N/A         N/A
                                                  -------     -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------     -------


(A) During the year ended December 31, 1997, the Company's net income included a non-recurring expense of $1,353 associated with the termination of an advisory agreement. As a result, earnings were inadequate to cover fixed charges by approximately $902 in the year ended December 31, 1997.